Exhibit 99.4

SETTLEMENT AGREEMENT

made as of August 2, 2002

among

Cisco Systems Capital Corporation,

Cisco Systems, Inc.,

and

iBasis, Inc.

SETTLEMENT AGREEMENT

This SETTLEMENT AGREEMENT (this “Agreement”) is entered into among CISCO SYSTEMS CAPITAL CORPORATION, a Nevada corporation (“CSCC”), CISCO SYSTEMS, INC., a California corporation (“CSI,” and collectively with CSCC, the “Cisco Entities”), and iBASIS, INC., a Delaware corporation (the “Company”), as of August 2, 2002 (the “Effective Date”), with reference to the following facts:

RECITALS

A.            The Company and CSCC, a wholly owned subsidiary of CSI, entered into that certain Master Agreement to Lease Equipment No. 2020 dated as of November 3, 1998 (collectively, along with all exhibits, schedules and annexes thereto, and all amendments, restatements, modifications and supplements to any of the foregoing, the “Lease”), pursuant to which CSCC, as lessor, agreed to lease to the Company, as lessee, certain computer equipment.  Capitalized terms used but not otherwise defined herein shall have the respective meanings given to each such term in the Lease or the PI Lease (as defined below), as applicable.

B.            The Company and CSI are parties to (i) one or more software license agreements, pursuant to which CSI granted the Company certain nontransferable, nonexclusive rights to the software and related intellectual property required for the operation of the equipment provided under the Lease (collectively, “Software”), on the terms and conditions set forth therein (collectively, the “License”), and (ii) one or more agreements pursuant to which CSI provides maintenance services to the Company (“Maintenance”) in connection with the equipment provided under the Lease and all other Cisco-branded equipment leased or sold to the Company (collectively, “Equipment”) on the terms and conditions set forth therein (collectively, the “Maintenance Agreement”).

C.            The parties hereto desire to settle and resolve certain obligations with respect to (i) Schedules 1 through 21, 23, and 27 through 35 of the Lease  (collectively, the “Affected Schedules”), and (ii) the Purchase Orders attached hereto as Exhibit A (collectively with the Affected Schedules, the “Listed Equipment”), and to provide for the immediate payment of an accelerated, discounted amount in full satisfaction of certain of the Company’s outstanding obligations in connection with the Listed Equipment, as more particularly described below.

D.            The parties further desire to consummate the transfer and sale by CCSC to the Company all of CSCC’s right, title, and interest in and to the Listed Equipment, in consideration for the payment by the Company to CCSC of the purchase price therefor.

E.             In addition, as part of such settlement, the parties hereto desire (i) to effect waivers and releases of certain obligations arising under the Affected Schedules and the Lease, but only as they pertain to the Listed Equipment; and (ii) except as otherwise agreed herein, to reaffirm certain of their obligations with respect to  the Lease and all schedules thereto other than the Affected Schedules, (collectively with that certain Master Agreement to Lease Equipment No. 3105 dated as of July 26, 2000, by and between CSCC and the Company, as successor in interest to Price Interactive, Inc. (“PI Lease”), all exhibits, schedules, annexes and pre-funded inventory invoices in connection with the PI Lease, and all amendments, restatements, modifications and supplements to any of the foregoing, the “Additional Schedules”), the Maintenance Agreement, the License, and all other service, maintenance, license, and other agreements between the Company and the Cisco Entities.

AGREEMENT

NOW THEREFORE, for good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

1.             Settlement Payment.  On or before the Effective Date, the Company shall pay or cause to be paid to CSCC, for the account of  the Company, in full satisfaction of the Company’s obligations more particularly described in paragraph 2(a) below, the sum of Twenty-Eight Million Five Hundred Thousand Dollars ($28,500,000) in immediately available funds, without offset, deduction, or recoupment (the “Settlement Payment”).  The Settlement Payment shall be paid by wire transfer to the following account:

Bank of America

Account No. 1233124070

ABA No. 121000358 (if funded in USA)

Swift Code No. BOFAUS6S (if funded outside USA)

Account Name:  Cisco Systems Capital Corp.

Address: 1455 Market Street, 25th Floor

San Francisco, CA  94013

USA

2.             Transfer of Listed Equipment; License for Related Software; Satisfaction of Certain Further Obligations; Release of Security Interest; Certain Transfer and Discharge Exclusions.

a.             The Settlement Payment constitutes full and complete satisfaction of the following obligations of the Company to the Cisco Entities:  (i) regularly scheduled monthly payments of rent due under the Lease, and not previously remitted to CSCC, pursuant to the Affected Schedules for the months of June, July, and August 2002, together with all accrued and unpaid interest charges outstanding under the Lease in connection with the Affected Schedules, in the aggregate amount of approximately Nine Million Dollars ($9,000,000); plus (ii) all outstanding amounts payable with respect to the License for the Company’s prior and future use of Software required to operate the Listed Equipment, pursuant to the terms of the License and this Agreement, together with charges for installation, training, and verification with respect to the Listed Equipment incurred prior to the Effective Date, in the aggregate amount of approximately Eight Million Dollars ($8,000,000); plus (iii) discounted payment for the transfer of the Listed Equipment to the Company, as more particularly described in paragraph 2(b) below, in the agreed amount of Ten Million Dollars ($10,000,000); plus (iv) discounted payment in satisfaction, subject to the provisions of paragraph 3(a) below, of the Company’s obligations under the Lease to reimburse and indemnify the Cisco Entities in connection with sales, use, property, excise and other taxes or similar charges (other than taxes measured by the net income of CSCC) (collectively, “Taxes”), to the extent assessed or claimed by any federal, state, or local governmental authority within the territorial limits of the United States of America (collectively, “U.S. Taxes”) with respect to the Listed Equipment as to any period terminating, and as to any transfer or deemed transfer of the Listed Equipment (including the transfer effected by this Agreement) occurring, on or prior to the Effective Date, in the agreed amount of One Million Five Hundred Thousand Dollars ($1,500,000).

b.             The Cisco Entities shall (i) sell, transfer and assign to the Company all of the Cisco Entities’ right, title, and interest in and to the Listed Equipment, (ii) deliver to the Company an executed Bill of Sale for the Listed Equipment and UCC Partial Releases releasing any lien or security interest held by the Cisco Entities in the Listed Equipment, and (iii) on and after the Effective Date, execute and deliver any and all other documents reasonably requested by the Company to evidence the transfer to the Company of the Listed Equipment or the release of any lien or security interest held by the Cisco Entities in the Listed Equipment, including, but not limited to, the UCC Partial Releases described in paragraph 4(d) hereof.  Except to the extent expressly provided in this Agreement, such transfer of the Listed Equipment shall be on an “as is, where is” basis, without representation or warranty of any kind, including any representation or warranty regarding location, possession, condition, performance, value, merchantability, or fitness for a particular purpose.  CSCC confirms the assignment to the Company, pursuant to the Lease, of all warranties made by the manufacturers and suppliers of the Listed Equipment.  Notwithstanding any other provision in this Agreement, (x) the Company shall not receive any ownership interest in any Software embedded in, or loaded or installed on, the Listed Equipment, and (y) the Company’s continued right to use of the Software shall be conditioned upon the Company’s compliance with the terms and conditions of the License, except with respect to payment of all licensing fees thereunder, which payment obligations are deemed satisfied pursuant to paragraph 2(a)(ii) hereof.

c.             Notwithstanding any other provision in this Agreement, the Company and CSI acknowledge that (i) no fees or charges for Maintenance, whether accruing before or after the Effective Date, are being paid, discharged or satisfied under this Agreement, (ii) the terms and conditions of the Maintenance Agreement, and the respective rights and obligations of the Company and CSI thereunder, remain in full force and effect with respect to all Equipment, whether provided under the Lease or otherwise, and (iii) the services provided and the fees and charges payable under the Maintenance Agreement are subject to adjustment from time to time in the ordinary course of the parties’ business dealings, including, without limitation, through the submission and reconciliation of credit memoranda that may be in process as of the Effective Date.

d.             Pursuant to section 3.8(d) and (e) of the Lease and similar provisions in the PI Lease (collectively, “Location Covenants”), the Company agreed that without the prior written consent of CSCC, which consent, if requested, would not be unreasonably withheld or delayed, the Company would not move any of the subject equipment from the location at which it was first installed, or permit any such equipment to be moved outside of the continental limits of the United States.  Subject to the provisions of paragraphs 3 and 7(b) hereof, to the extent, if any, that from time to time prior to the Effective Date, the Company may have caused or permitted certain Equipment constituting the property of the Cisco Entities to be moved and/or installed outside of the continental limits of the United States (collectively, “Exports”) in violation of the Location Covenants, , the Cisco Entities hereby waive any Event of Default under the Lease related solely to violations of the Location Covenants caused by the Company’s failure to seek CSCC’s prior written consent for Exports of Listed Equipment.

e.

3.             Survival of Rights, Claims, and Obligations under Lease and Schedules; Indemnification.

a.             The Company acknowledges and agrees that in addition to its obligations under the Maintenance Agreement as described in paragraph 2(c) hereof,  all ofthe Company’s obligations to pay (i) Rent under the Additional Schedules, (ii) license fees, service fees, maintenance fees, training fees, support fees, insurance premiums, indemnification payments, Taxes, and other amounts arising in connection with the Lease and the Listed Equipment (except to the extent expressly deemed satisfied hereunder)  and the Additional Schedules, and (iii)  all agreements and instruments related to the foregoing, are and shall remain, subject to the provisions of Section 7(b) hereof, in full force and effect notwithstanding payment of the Settlement Amount and transfer of the Listed Equipment.  The Company further agrees that if it violates the foregoing covenant, it shall pay and indemnify the Cisco Entities with respect to, in addition to such other damages as the Cisco Entities may sustain as a result of such violation, all attorneys’ fees and costs incurred by the Cisco Entities as a result of such violation.  Without limiting the generality of the foregoing, the

Company shall pay and indemnify, defend, and hold harmless the Cisco Entities and their successors and assigns from and against any and all Claims arising out of, connected with, or resulting from the assertion of any Taxes (including, but not limited to, U.S. Taxes), or any assertion, by any person or entity, whether a governmental authority or otherwise, and whether within or outside the territorial limits of the United States, as to the violation of any civil or criminal law, regulation, or statute in connection with any Exports, whether occurring before or after the Effective Date .

b.             Each of the Cisco Entities acknowledges and agrees that except as expressly set forth herein, all of their respective obligations, if any, with respect to (i) the provision of maintenance and support (including training, educational and consulting services) for the Listed Equipment, whether under the Maintenance Agreement, the Lease, the Affected Schedules, or otherwise, (ii) express warranties made by, and indemnification and confidentiality obligations of, the Cisco Entities with respect to the Listed Equipment in the Lease, the Affected Schedules, or any documents delivered in connection therewith, including but not limited to sections 2.1 and 2.2 of the Master Lease, and (iii) the License with respect to Software required to operate the Listed Equipment, and similar intellectual property licenses provided by CSI to the Company in respect of other Equipment, are and shall remain in full force and effect notwithstanding payment of the Settlement Amount and transfer of the Listed Equipment, subject, with respect to clauses (i) and (iii) above, to performance by the Company of its obligations with respect to such maintenance, support, and licenses.

4.             Conditions Precedent to Closing.  The Closing Date shall occur upon satisfaction in full of the following conditions precedent, unless waived in writing by the party for whom such condition is intended to benefit:

a.             Receipt by CSCC of the Settlement Payment;

b.             Receipt by the Company of a Bill of Sale, duly executed by CSCC, evidencing the transfer of title to the Listed Equipment to the Company, which Bill of Sale shall reference the Equipment in the manner set forth in the Affected Schedules;

c.             Receipt by the Company of UCC Partial Releases that release the Listed Equipment from any security interests and liens in favor of CSCC set forth in UCC filings in California, Delaware, Florida, Georgia, and Massachusetts in effect as of the Effective Date; and

d.             The Closing shall have occurred on or before August 2, 2002.

5.             Company Representations and Warranties.  The Company represents and warrants to the Cisco Entities as follows:

a.             Due Incorporation, Qualification, etc.  The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

b.             Corporate Power; Due Authorization; Non-Contravention.  The Company has the requisite corporate power to execute and deliver this Agreement and to consummate the transactions contemplated hereby including, without limiting the generality of the foregoing, the payment by the Company of the Settlement Payment.  The execution and delivery of this Agreement by the Company, and the consummation of the transactions contemplated hereby, including, without limitation, the payment of the Settlement Payment, have been duly authorized by all necessary corporate action.  This Agreement has been duly executed and delivered and constitutes a legal, valid, and binding obligation of the Company, and is enforceable against the Company in accordance with its terms except that such enforcement may be subject to bankruptcy, conservatorship, receivership, insolvency, moratorium, or similar laws affecting creditors’ rights generally.  None of the execution, delivery and performance of this Agreement and the payment of the Settlement Payment and the Purchase Price conflicts with or violates any law, rule or regulation of the United States or any state, territory or locality thereof to which the Company is subject, or, to the knowledge of the Company and its counsel after due inquiry, any other law, rule, or regulationto which the Company is subject...

c.             Approvals.  No prior consent, approval, order or authorization of, or registration, declaration or filing with any governmental authority or other person or entity (including without limitation the stockholders of any person or entity) is required in connection with the execution and delivery by the Company of this Agreement and the performance and consummation by the Company of the transactions contemplated hereby.

6.             Cisco Entities Representations and Warranties.  CSCC and CSI jointly and severally represent and warrant to the Company as follows:

a.             Due Incorporation.  Each of CSCC and CSI is a corporation duly organized, validly existing, and in good standing under the laws of its respective state of incorporation..

b.             Corporate Power; Due Authorization; Non-Contravention.  Each of CSCC and CSI has the requisite corporate power to execute and deliver this Agreement and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement by CSCC and CSI and the consummation of the transactions contemplated hereby have been, or will be prior to the effective date hereof, duly authorized by all necessary corporate action.  This Agreement has been duly executed and delivered by CSCC and CSI, and constitutes a legal, valid, and binding obligation of CSCC and CSI and is enforceable against CSCC and CSI in accordance with its terms except that such enforcement may be subject to bankruptcy, conservatorship, receivership, insolvency, moratorium, or similar laws affecting creditors’ rights generally.  None of the execution, delivery and performance of this Agreement conflicts with or violates any of the United States or any state, territory or locality thereof to which CSI or CSCC is subject, or, to the knowledge of the Cisco Entities and their counsel after due inquiry, any other law, rule, or regulation to which the Cisco Entities are subject.

c.             Approvals.  No prior consent, approval, order or authorization of, or registration, declaration or filing with any governmental authority or other person or entity (including without limitation the stockholders of any person or entity) is required in connection with the execution and delivery by CSCC or CSC of this Agreement and the performance and consummation by CSCC or CSI of the transactions contemplated hereby.

d.             Encumbrances.  CSCC or CSI owns outright, and have good and marketable title to, all of the Listed Equipment, free of any lien, pledge or other encumbrance, other than (i) the encumbrances created under the Lease and the Affected Schedules, the release of which will be effected pursuant to this Agreement, and (ii) encumbrances, if any, created by or through the Company with respect to its interests in the Listed Equipment.

7.             Release.

a.             By Company:  In consideration of the agreements contained herein and effective upon the Effective Date, the Company, on behalf of itself, its subsidiaries and affiliates and their respective stockholders, directors, officers, employees, agents, successors, assigns, heirs, and representatives (collectively, the “Company Persons”), releases CSCC, CSI, and their respective subsidiaries and affiliates, stockholders, officers, directors, employees, attorneys, agents, successors, assigns, heirs and representatives from any and all claims, demands, debts, issues, causes of action and liabilities, whether liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, then existing or thereafter arising, that are based in whole or part on any circumstance, act, omission or other occurrence before the Effective Date relating to (i) the Affected Schedules, (ii) the Listed Equipment (including claims relating to the performance or merchantability of any of the Listed Equipment), and (iii) the transactions contemplated in or under the Lease with respect to the Affected Schedules or the Listed Equipment including, without limitation, those arising in connection with any written or oral communications between the Cisco Entities and the Company, or between any of the Cisco Entities or the Company and any other person or entity, or the actions of the Cisco Entities, or the Company, as the case may be, or their officers, directors, stockholders, employees, attorneys, agents, successors, assigns, heirs and representatives in connection with any of the foregoing (collectively, the “Company Released Matters”); provided, that the Company Released Matters shall not include (x) the obligations of CSCC and CSI under this Agreement (including, without limitation, the obligations of CCSC and CSI listed in Sections 3 and 9), (y) any claim arising prior to the Effective Date with respect to (I) warranties made by the manufacturers and suppliers of the Listed Equipment, or (II) breaches of confidentiality by either of the Cisco Entities..

b.             By CSCC and CSI:  In consideration of the agreements contained herein and effective upon the Effective Date, CSCC and CSI, on behalf of themselves, their subsidiaries and affiliates and their respective stockholders, directors, officers, employees, agents, successors, assigns, heirs, and representatives (collectively the “Cisco Persons”), absolutely and unconditionally release the Company, its subsidiaries and affiliates and their respective officers, directors, stockholders, employees, attorneys, agents, successors, assigns, heirs and representatives from any and all claims, demands, debts, issues, causes of action and liabilities, whether liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, then existing or thereafter arising, that are based in whole or in part on any circumstance, act, omission or other occurrence before the Effective Date relating to (i) the Affected Schedules, (ii) the Listed Equipment (iii) any and all breaches of, defaults and events of default under  failures to comply with,  and violations of the Location Covenants caused by the Company’s failure to seek CSCC’s prior written consent for Exports of Listed Equipment, and (iv) the transactions contemplated in or under the Lease with respect to the Affected Schedules or the Listed Equipment including, without limitation, those arising in connection with any written or oral communications between the Cisco Entities and the Company, or between any of the Cisco Entities or the Company and any other person or entity, or the actions of the Cisco Entities, or the Company, as the case may be, or their officers, directors, stockholders, employees, attorneys, agents, successors, assigns, heirs and representatives in connection with any of the foregoing (collectively, the “Cisco Released Matters”); provided, that the Cisco Released Matters shall not include (x) the obligations of the Company under this Agreement (including, without limitation, the obligations of the Company listed in Sections 3 and 9), (y) any claim arising prior to the Effective Date with respect to breaches of confidentiality by the Company, or (z) any of the obligations and liabilities of the Company preserved under paragraphs 2(b) and 2(c) hereof, and the indemnity obligations of the company under paragraph 3(a) hereof; provided further, that except as provided in the immediately preceding clause (z), this paragraph 7(b) shall be deemed to release the Company Persons from any obligation under the Lease  with respect to the Company’s insurance, loss, damage, destruction, maintenance, use, encumbrance, or return of, for or to the Listed Equipment

c.             The Company, CSCC, and CSI acknowledge and agree that they are aware of, familiar with, understand, and expressly waive the provisions of Section 1542 of the California Civil Code, and any other similar statute, code, law or regulation to the fullest extent it may waive such rights and benefits.  Section 1542 provides:

A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor.

8.             Revival of Obligations.  The Company acknowledges and agrees that if the Cisco Entities shall hereafter be required to refund or disgorge the Settlement Payment or any portion thereof, then (i) as to the amount repaid or disgorged, the liabilities of the Company shall be automatically revived, reinstated and restored in such amount or amounts and shall exist as though such Settlement Payment or portion thereof had never been paid, (ii) the Listed Equipment shall be automatically transferred back to CSCC, and (ii) the liens on and security interests in the Listed Equipment in favor of CSCC shall be automatically revived, reinstated, and restored with the same priority as though such liens and security interests had never been released.

9.             Confidentiality; Effect of Agreement.  Neither the Company, on the one hand, nor CSCC or CSI, on the other hand, shall, without the prior written consent of the other, (i) disclose the existence or terms of this Agreement or any leasing or financing facility with the other, (ii)  use the name or logo of the other in any press release, advertisement or other public pronouncement, or (iii) represent to any person that the relationship between the Company and CSCC or CSI is other than that of seller and lessor of equipment or lender, except in each case as required by law, regulation, or regulatory authority.  Except as expressly provided to the contrary in this Agreement, the Lease and each and every term thereof remains in full force and effect.

10.           Counterparts.  This Agreement may be executed in identical counterpart copies, each of which shall be an original, but all of which shall constitute one and the same agreement.

11.           Choice of Law; Waiver of Jury Trial.  This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of California applicable to contracts made and performed in such state, without regard to the principles thereof regarding conflict of laws.  The Company and CSCC and CSI each hereby irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, whether the claims raised in such proceeding are based on contract, tort, or otherwise.

12.           Entire Agreement.  This Agreement constitutes the full and entire understanding and agreement between the parties with regard to the subject matter hereof.  Without limiting the generality of the foregoing, this Agreement supersedes in all respects the terms of the “Proposal” contained in that certain letter dated July 18, 2002 from Mr. Michael Infante on behalf of CSCC to Mr. Ofer Gneezy on behalf of the Company; provided, that the Company acknowledges that the $10,000 deposit made by the Company thereunder for CSCC’s legal expenses remains nonrefundable.

13.           No Admission.  Nothing in this Agreement shall be construed as an admission by the Company that it has violated or breached any obligations, representations, or warranties under the Lease or any other agreement between the Company and CSCC or CSI.

14.           Severability of this Agreement.  If any provision of this Agreement shall be judicially determined to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

15.           Recitals.  The parties hereto confirm the accuracy of the recitals hereto, which recitals are hereby incorporated herein and deemed to be a material part of this Agreement.

IN WITNESS WHEREOF, this Agreement has been duly executed as of the date first above written.

CISCO SYSTEMS CAPITAL CORPORATION

By:	/s/ David A. Rogan

Name:	David A. Rogan

Title:	President

CISCO SYSTEMS, INC.

By:	/s/ David Holland

Name:	David Holland

Title:	Vice President, Treasurer

iBASIS, INC.

By:	/s/ Ofer Gneezy

Name:	Ofer Gneezy

Title:	President and Chief Executive Officer

EXHIBIT A

(Purchase Orders Constituting a Portion of the Listed Equipment)